UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 August 2014

Number	13/14

CREATION OF NEW GLOBAL METALS AND MINING COMPANY TO ACCELERATE PORTFOLIO SIMPLIFICATION

BHP Billiton today said it plans to create an independent global metals and mining company based on a selection of its high-quality aluminium, coal, manganese, nickel and silver assets. Separating these businesses via a demerger has the potential to unlock shareholder value by significantly simplifying the BHP Billiton Group (‘Group’) and creating two portfolios of complementary assets.

Once simplified, BHP Billiton will be almost exclusively focused on its exceptionally large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, the Group will be able to reduce costs and improve the productivity of its largest businesses more quickly. As a result, its portfolio is expected to generate stronger growth in free cash flow and a superior return on investment.

Many of the assets selected for the new company (‘NewCo’) are among the most competitive in their industries. They include BHP Billiton’s Aluminium and Manganese businesses and the Cerro Matoso Nickel, Energy Coal South Africa, Illawarra Metallurgical Coal and Cannington Silver-Lead-Zinc mines. Together they would form a global metals and mining company with assets in five countries and a dedicated board, management team, corporate structure and strategy specifically designed to enhance their performance.

BHP Billiton Limited and Plc shareholders would be entitled to 100 per cent of the shares in NewCo through a pro-rata in-specie distribution. It is intended that NewCo would be listed on the Australian Securities Exchange and would have an inward secondary listing on the Johannesburg Stock Exchange.

BHP Billiton Chairman, Jac Nasser, said: “For over a century, BHP Billiton has progressively reshaped its business to maintain its industry leadership. We believe the proposed demerger, if implemented, will accelerate the simplification of the Group’s portfolio, provide investors with choice and unlock value in both companies. Our shareholders will have the opportunity to vote on this proposal once the necessary approvals are in place.

He added: “The new company would be established with strong leadership. Its Chairman would be David Crawford who will retire from the BHP Billiton Board in November 2014. David is one of Australia’s most respected company directors and chairmen. He has a deep understanding of the resources industry and nearly 20 years on the Board of BHP Billiton. The Board believes David’s experience and skills make him the right person to guide the new company through its entry into the global resources sector.

“In addition, we are pleased to announce that Graham Kerr, our Chief Financial Officer, would assume the role of Chief Executive Officer and Brendan Harris, Head of Investor Relations, would be Chief Financial Officer, both based in Perth, Australia. The importance of South Africa to the new company would be reflected in the formation of its board and management team, as well as its commitment to the country’s economic development and transformation objectives.”

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “As a result of the extensive investment we have made in recent years, and the transformational growth of our major businesses, we now have two great companies embedded within our portfolio. This plan would enable both to achieve their full potential and create new opportunities for our people and communities.

“In a single step, we will significantly increase BHP Billiton’s focus on the exceptionally large resource basins that underpin its competitive advantage. As we move towards a simpler portfolio, comprised of our pillars of Iron Ore, Copper, Coal, Petroleum and potentially Potash, we will become a higher-margin, higher-return business.

“By concentrating on what we do best, the development and operation of major basins, we can improve our productivity further, faster and with greater certainty. With a simpler portfolio, we are targeting sustainable, productivity-led gains of at least US$3.5 billion per annum1 by the end of the 2017 financial year.”

He added: “The assets that would form the new company are not of the same size as those in our major basins but many are among the largest and highest quality in their sectors. We believe they will be more valuable in a purpose built, independent company than they would be in BHP Billiton. With experienced management and a strategy and cost structure tailored to the scale of its businesses, the demerged company would be well placed to create substantial additional value for shareholders and rewarding careers for employees.”

BHP Billiton to enhance operating and capital productivity

BHP Billiton’s strategy will remain unchanged. It will continue to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. It will remain committed to its solid A credit rating and seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half yearly payment following the demerger, implying a higher payout ratio.

BHP Billiton has been simplifying its portfolio for over a decade and now has 41 assets world-wide. The proposed demerger would be a significant step towards focusing the Group on the 19 core Iron Ore, Copper, Coal, Petroleum and Potash assets that generated 96 per cent of the Group’s Underlying EBIT in the 2014 financial year. It would not alter BHP Billiton’s position as the largest exporter of metallurgical coal, a top three producer of iron ore, a top four exporter of copper concentrate, the largest overseas investor in United States shale and developer of the world’s best undeveloped potash resource in Saskatchewan, Canada. With broad exposure to the steelmaking raw materials, copper, energy and potentially agricultural markets, the Group is uniquely positioned to respond to the changing patterns of commodities demand across economic cycles.

BHP Billiton’s minerals portfolio will ultimately be focused on six major operated assets: Western Australia Iron Ore, Queensland Coal2, New South Wales Energy Coal and

[1]	Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only, relative to our FY14 baseline. Additional productivity-led gains are expected to be generated by NewCo and our other non-core assets.
[2]	Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset operated by BHP Billiton.

Olympic Dam copper in Australia; and the Escondida and Pampa Norte copper mines in Chile. It is currently investing in a seventh asset in the Saskatchewan potash basin, Canada. The Group also retains its non-operated interests in the world class Antamina copper (Peru), Cerrejón energy coal (Colombia) and Samarco iron ore (Brazil) joint ventures.

Petroleum will concentrate on its high-quality assets in the United States and Australia which include: operated facilities such as Pyrenees and Macedon in Western Australia, Shenzi in the deep water Gulf of Mexico and Angostura offshore Trinidad, as well as shale resources in the United States. BHP Billiton also retains its non-operated interests in Atlantis and Mad Dog in the Gulf of Mexico, and Bass Strait and the North West Shelf offshore Australia, while pursuing other high-value exploration and development opportunities.

In the 2014 financial year this core portfolio would have delivered an average Underlying EBIT margin of 42 per cent3. With a suite of development options in its core portfolio expected to generate an average rate of return of greater than 20 per cent4, BHP Billiton is well placed to create significant shareholder value.

Beyond this proposal, BHP Billiton will continue to simplify and, as part of that process, continues to review Nickel West, New Mexico Coal and its smaller petroleum assets. Each of these assets is subject to its own study and the Group will only pursue options that maximise value for its shareholders.

A new global metals and mining company

The proposed demerger would create a new global metals and mining company that is well positioned to create value for shareholders while benefiting its employees and their communities.

The assets selected for NewCo include some of the most attractive operations in their industries. Cannington (Australia) is the world’s largest producer of silver. The Manganese business is the world’s largest producer of manganese ore with mines at GEMCO (Australia) and Hotazel (South Africa) and a top global producer of alloy through its TEMCO (Australia) and Metalloys (South Africa) assets. The Aluminium business includes one of the largest and lowest cost global alumina refineries in Worsley (Australia), competitive smelters in Hillside (South Africa) and Mozal (Mozambique) and a non-operated interest in bauxite, alumina and aluminium assets in Brazil. Illawarra Coal (Australia) is a significant exporter of metallurgical coal into the Pacific Basin and Energy Coal South Africa is the third largest South African exporter of thermal coal. Cerro Matoso (Colombia) is a high-quality ferro-nickel operation.

This portfolio is cash flow positive today with assets competitively positioned in the first or second quartile of their industry cost curves. In the 2014 financial year, its Underlying EBITDA margin was 21 per cent and over the last decade it generated robust earnings through the cycle with an average Underlying EBITDA margin of 34 per cent.5

NewCo will benefit from a dedicated Board and management team with a broad range of mining, commercial, exploration and financial experience who will develop a strategy,

[3]	Excludes third party trading activities.
[4]	Ungeared, post tax, nominal rate of return for our major project options considered in the five year plan.
[5]	Manganese revenue and Underlying EBITDA is included on a proportional consolidation (60 per cent interest) basis. Statutory reporting has historically been on a full consolidation basis and is expected to change to equity accounting in H1 FY15.

operating model and culture to further enhance the competitive position of its assets. By tailoring its approach, and retaining elements of BHP Billiton’s common systems and processes, it would be designed to operate safely, reduce overheads and deliver improved performance. This would allow NewCo to increase earnings and cash flow even in the absence of higher commodity prices.

Over the medium term, the company would be well placed to take advantage of the expected improvement in its commodity markets as reflected in consensus estimates. Over time, it would have the flexibility to consider a broader set of options, including low-risk brownfield investment opportunities, as it develops a proven track record as a strong operator and disciplined manager of capital.

On formation NewCo is expected to have a strong balance sheet with minimal net debt (before finance leases). The company will target an investment grade credit rating and have the flexibility to consider a dividend policy that reflects its cash generating capacity.

NewCo’s head office is expected to be in Perth, Australia, with its African operations and global shared services centre managed from a regional head office in Johannesburg, South Africa.

It would be committed to responsible environmental management, the safe operation of its assets and to making a positive contribution to its host communities and nations. BHP Billiton’s existing community commitments will be fulfilled, while NewCo would foster its own partnerships and establish its own community programs.

Approximately 24,000 employees and contractors are employed at NewCo’s assets. Minimal changes are expected for operational employees as a result of the demerger. Employees who join NewCo would have similar employment conditions that honour existing contractual obligations and all collective agreements would remain in place.

Structure, approvals and timing

BHP Billiton has a strong track record having delivered a total shareholder return of 394 per cent6 over the last decade, including dividends and share buybacks of US$64 billion7. This proposal would create a platform from which the Group can extend that record as it is expected to unlock shareholder value by supporting a further improvement in the performance of both BHP Billiton’s core assets and those chosen for separation.

BHP Billiton Limited and Plc shareholders would receive an in-specie distribution of shares in the new listed company on a pro-rata basis, as well as retaining their existing shares in the Group. In addition, BHP Billiton will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half yearly payment following the demerger, implying a higher payout ratio.

It is intended that NewCo would be an Australian incorporated company listed on the Australian Securities Exchange and would have an inward secondary listing on the Johannesburg Stock Exchange. It is also proposed that a sponsored, Level 1 American Depositary Receipt (ADR) program would be established, with those ADRs traded in the United States over-the-counter market.

[6]	BHP Billiton Plc total shareholder return (TSR) in US dollar terms from 30 June 2004 to 30 June 2014. BHP Billiton Limited TSR was 398 per cent over this period.
[7]	Over the period from FY05 to FY14 inclusive.

In selecting this structure, the Board carefully considered a range of alternatives and believes this proposal will deliver more value for shareholders than other options taking into account: certainty of outcome; associated costs; the time to implement; risks associated with third party approvals; and the requirement to treat all shareholders equally under the Group’s dual-listed companies structure. In addition, this proposal provides shareholders with investment choice and an opportunity to benefit from the potential value created by two high-quality resources companies.

A final Board decision will only be made once the necessary government, taxation, regulatory and other third party approvals are secured on satisfactory terms. Once the necessary approvals are in place, shareholders will have the opportunity to vote on the proposed demerger.

BHP Billiton will keep the market informed of relevant developments. Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Disclaimer

No representation or warranty is made as to the accuracy, completeness or reliability of the information in this release.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in NewCo in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.

This release contains forward looking statements, including statements regarding plans, strategies and objectives of management, future performance and future opportunities. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP Billiton’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission identifies, under the heading Risk Factors, specific factors that may cause actual results to differ from the forward-looking statements in this release. BHP Billiton does not undertake any obligation to update or review any forward-looking statements.

No financial or investment advice – South Africa

BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

UK Financial Services and Markets Act 2000 approval

The contents of this release, which have been prepared by and are the sole responsibility of BHP Billiton, have been approved by Goldman Sachs International solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (as amended). Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for BHP Billiton and no one else in connection with the proposed demerger of NewCo and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed demerger of NewCo or any matter referred to herein.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Jodie Phillips
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 2069 Mobile: +61 418 710 516
email: Paul.Hitchins@bhpbilliton.com	email: Jodie.Phillips@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

South Africa

Lulu Letlape

Tel: +27 113 762 375 Mobile: +27 828 206 832

email: Lulu.Letlape@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 19, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary